Exhibit 99.1

Inspira Technologies OXY B.H.N Ltd. (IINN,IINNW) P 1 roprietary - Inspira Technologies Oxy B.H.N. Ltd.

This presentation of Inspira Technologies Oxy B . H . N . Ltd . (the “Company” or “Inspira”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities law . Words such as “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses its vision, the potential of its product, its strategy, its business model, market potential for its product, commercialization of its product, the potential to use its product together with mechanical ventilation, reimbursement strategy for its product, its major milestones, regulatory approval process of its product candidates, the benefits and use of its product candidates and its future growth . The presentation also contains estimates with respect to the Company’s health economics model . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, the reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the risks detailed in the Company’s Registration Statement on Form F - 1 (File No . 333 - 253920 ), and documents incorporated by reference therein . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . F or ward looking - Stat e me n t s 2 Proprietary - Inspira Technologies Oxy B.H.N. Ltd. The product is currently in a developmental stage and has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or CE.

3 Proprietary - Inspira Technologies Oxy B.H.N. Ltd. A medical device company operating in the potential $30Bn* respiratory care market Inspira is developing the ART device, an early extracorporeal respiratory support system with an intent to function as an “Artificial Lung” and prevent the need for mechanical ventilation Mi s sion *“Respiratory Care Devices Market by Product”. Report by “Research and Market”, June 2020. ID: 5129035

I have exp e ri e n c ed COVID …together with 222,840,110 other people around the world …and so did a childhood friend who suffered complications and ended up on Mechanical Ventilation The fam i ly sa ys it is a m iracle he s u rviv ed it 4 Proprietary - Inspira Technologies Oxy B.H.N. Ltd. https:// www.worldometers.info/coronavirus/

“Bringing hope to millions” * Forum of International Respiratory Societies. The Global Impact of Respiratory Disease – Second Edition. Sheffield, European Respiratory Society, 2017 Mechanical Ventilation (MV) 5 Proprietary - Inspira Technologies Oxy B.H.N. Ltd. An estimated 20 million people worldwide receive invasive MV*

Ea r l y Ext r ac o r p o re al R e s p ir ato r y S u pp o r t Designed to elevate & stabilize declining oxygen saturation levels in one minute , while the patient remains awake, & breathing * 6 Proprietary - Inspira Technologies Oxy B.H.N. Ltd. *Based on CRO study results. The ART500 has yet to be tested in humans and, as such, these claims of a potential advantage in humans are unproven and speculative. The product is currently in a developmental stage and has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or CE.

Designed to Prevent the Need for MV Play V ideo 7 Proprietary - Inspira Technologies Oxy B.H.N. Ltd. The product is currently in a developmental stage and has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or CE.

Respiratory Support Treatments

Non Invasive[1]	1ST LINE	Assisted Breathing HF Nasal cannula Oxygen Mask CPAP/BIPAP
		ART Device
Invasive	2ND LINE	Mechanical Ventilation[2]
	LAST RESORT	Extracorporeal Membrane Oxygenation (ECMO)[3] V-V or V-A

1. A Grade 2C recommendation is a very weak recommendation; other alternatives may be equally reasonable.
2. Brown 3rd CA, Walls RM. The decision to intubate. In: The Walls Manual of Emergency Airway Management, 5th ed, Lippincott Williams & Wilkins, Philadelphia 2018. p.3.
3. https://www.elso.org/Portals/0/ELSO%20Guidelines%20General%20All%20ECLS%20Version%201_4.pdf (Accessed on July 23, 2018).

8 Proprietary - Inspira Technologies Oxy B.H.N. Ltd.

The product is currently in a developmental stage and has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or CE.

INSPIRA

Competitive Advantage 9 Proprietary - Inspira Technologies Oxy B.H.N. Ltd. Unique New Solution Designed to minimize need for Mechanical Ventilation and reduce hospital days Reducing Risks Expected to avoid the lengthy weaning process from Mechanical Ventilation Awake patient Expected to avoid risk of long - term effects of induced coma Ex pa nd i n g A cc e ssi b ility Intended to expand treatment availability beyond the ICU Reducing Burden Intended to prevent post - Mechanical Ventilation readmission Reducing Costs Designed to be easy to operate, potentially requires less personnel and lowering costs The product is currently in a developmental stage and has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or CE.

Expanding $30Bn¹ respiratory care market beyond ICUs Making acute respiratory treatment available in locations and medical facilities without ICUs Emergency Medical Services Small Urban & Rural Hospitals General Medical Units Intensive Care Units 1. “Respiratory Care Devices Market by Product”. Report by “Research and Market”, June 2020. ID: 5129035 The product is currently in a developmental stage and has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or CE. 10 Proprietary - Inspira Technologies Oxy B.H.N. Ltd.

First Intr oduct ion* C o m p o n e n ts & ad i t i o n al ap pli c at i o n s ART New Intent of Use - Total adresable market of $20Bn ART Sup p o r t ECLS 2022 2024 2023 *Estimates and may be subject to change . The product is currently in a developmental stage and has not yet been tested or used in humans and is subject to approval by the U . S . Food and Drug Administration (FDA), CE or other required approvals to market . 11 Proprietary - Inspira Technologies Oxy B.H.N. Ltd.

“Razor Blade” Business Model



Novel Technology
ART


X15

Disposable respiratory
support units



20 million globally
per year[2]



1,250$* per
treatment

$20Bn
Total
Addressable
Market

2. Forum of International Respiratory Societies. The Global Impact of Respiratory Disease – Second Edition. Sheffield, European Respiratory Society, 2017

12 Proprietary - Inspira Technologies Oxy B.H.N. Ltd.

The product is currently in a developmental stage and has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or CE. *Target cost of treatment for Disposable Respiratory Support Unit

INSPIRA

Reimb u rs e ment St rategy Inspira plans to utilize existing CPT Codes using a “New Approach” to an existing procedure Red u ced p atient complications Reduced length of stay & re - admissions Reduced costs & o p erati o n a l ex p enses Red u ced h o sp i tal & staff burden cms.gov: MS DRG based reimbursement for respiratory care 13 Proprietary - Inspira Technologies Oxy B.H.N. Ltd. The product is currently in a developmental stage and has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or CE.

Inspira’s Proprietary Sub - Dynamic Technology Includes proprietary innovative features to prevent hemolysis & thrombosis Direct Blood Oxygenation ~200cc of blood are being enriched at any given point, providing the patient a saturation boost within 1 minute Blood Circulation Actuated blood flow to effectively remove CO2 and bond high concentrations of oxygen to the blood 14 Proprietary - Inspira Technologies Oxy B.H.N. Ltd. *Based on CRO study results. The ART has yet to be tested in humans and, as such, these claims of a potential advantage in humans are unproven and speculative.

Dual Lumen Cannula & Adjustable Dual Lumen Component: Low impact radiography free dual lumen cannula with anti air - embolism mechanism * A Sub - Dynamic Pump Component: Proprietary low flow pump preventing hemolysis & thrombosis Initiation System Component: Autonomous initiation system for self priming of the entire blood circuit , A Disposable Unit (A cartridge containing oxygenator pump head, sensors & tubing) Component: Safe, easy - to - insert disposable cartridge & accessory kit Extracorporeal Oxygenation Method Multi - Function: Early direct blood oxygenation to prevent need for MV * when used with initiation system ART Primary Sources & IP 15 Proprietary - Inspira Technologies Oxy B.H.N. Ltd. The product is currently in a developmental stage and has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or CE.

Q 4 - 2021 Q 4 - 2022 Q 3 - 2023 Components 510(k) ART 510(k) S uppo r t E CL S ART De N ov o* N e w Inte nt o f U s e ? CE Regulatory Clearance (Multi - Step approach) To - date the ART has not been tested on humans and is subject to the regulator’s requirement. *Will require a new 510(k) marketing clearance or, depending on the modification, a de novo or other 16 Proprietary - Inspira Technologies Oxy B.H.N. Ltd.

Go-To-Market Strategy for Market Entry

Establishing multiple recurring revenue streams across medical sectors & markets

Collaborating with top ranked hospitals to expose ART, attain both clinical endorsement & adoption

Pursuing strategic investment by strategic partners

- Global Medical Device Companies
- Manufacturers
- Distributors

Identified customer profiles

- Leading medical centers, small hospitals & EMS:
  - Early saturation elevation, preventing MV
  - To be used with MV

Market Players

- BD
- PHILIPS
- ResMed
- GE Healthcare
- Smith Worldwide Medical Products
- GETINGE
- HAMILTON MEDICAL Intelligent Ventilation since 1983
- Baxter
- SIEMENS Healthcare
- Medtronic

1. "Respiratory Care Devices Market by Product". Report by "Research and Market", June 2020. ID: 5129035
2. Forum of International Respiratory Societies. The Global Impact of Respiratory Disease – Second Edition. Sheffield, European Respiratory Society, 2017.

17 Proprietary - Inspira Technologies Oxy B.H.N. Ltd.

* Trademarks are the property of their respective owners.

INSPIRA

Targeting Major Milestones

Legend:
- Regulatory Filings
- Distribution Agreement
- Strategic Agreement
- Product Deployment/Pre-Sales
- Medical Collaboration







Q4-2021	H1-2022	H2-2022	H1-2023	H2-2023
Component	Component			
FDA Filing Component 510(k)	Strategic Agreement	FDA 510(k) Filings - ART support ECLS - Components	ART support ECLS Deployment in Leading Hospital	FDA De Novo* Filing ART "New Intent of Use"
Distribution Agreement	Distribution Agreement	Distribution Agreement	Strategic Agreement	CE Filing
Intellectual Property	Component Deployment	Medical Collaboration	Medical Collaboration	ART Orders, Subject Regulatory Clearance

18 Proprietary - Inspira Technologies Oxy B.H.N. Ltd.

The ART is currently in a developmental stage & has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or CE. *Will require a new 510(k) marketing clearance or, depending on the modification, a de novo or other

INSPIRA

Leadership Team



Prof. Benad Goldwasser, MD, MBA
Chairman

Urologic surgeon, inventor, entrepreneur & venture capital investor. Leading high growth, publicly traded medical companies.

Co-founded Vidamed Inc., acquired by Medtronic Inc. (NYSE: MDT). Co-founded Medinol, partnered with Boston Scientific (NYSE: BSX).



Joe Hayon, MBA
Co-Founder, President & CFO

Former CFO, CIO & Corp. Manager Elscint (Formerly NASDAQ & TSE : ELT), Sanmina - Med Div. (NASDAQ: SANM). Plasan Group (Defense)

Executed M&As & strategic JV's. Experience in manufacturing & setting up operations to support high-growth delivery.



Dagi Ben-Noon, BSc
Co-Founder, CEO

Co-Founded Nano Dimension (NASDAQ : NNDM)
Served as COO & Director.

Serial entrepreneur & investor. Multi-industry experience in growing companies from concept to market penetration and sales.



Dr. Udi Nossinovitch, MD, PhD
Co-Founder, CSO

Cardiologist, ICU Physician & Cardiology Researcher, Senior hyperbaric & diving physician.

Sheba Medical Center, Israel Naval Medical Institute, Technion Institute of Technology, Meir Medical Center, Tel Aviv University

19 Proprietary - Inspira Technologies Oxy B.H.N. Ltd.
INSPIRA

Highlights • Innovative and cost - effective respiratory technology • Early saturation elevation to prevent the use of MV • Patients treated while awake & breathing spontaneously • Raises saturation levels in 1 minute • Reduces hospitalization stay and treatment costs • Total addressable market of $20Bn • Experienced and committed management team The product is currently in a developmental stage and has not yet been tested or used in Proprietary - Inspira Technologies Oxy B.H.N. Ltd h . umans and has not been approved by the U.S. Food and Drug Administration (FDA) or CE. 20

Thank You Joe Hayon Co - Founder, President & CFO E - mail: joe@inspirao2.com www.inspira - technologies.com